Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CRUDE CARRIERS CORP.
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)

Corporate Participants
Ioannis Lazaridis
Crude Carriers – President

Jerry Kalogiratos
Crude Carriers – Chief Financial Officer

Conference Call Participants

Michael Webber
Wells Fargo - Analyst

Scott Webber
Merrill Lynch - Analyst

Jim Devlin
Henley & Co – Analyst

Ken Hoexter
Merrill Lynch - Analyst

Presentation

Operator
Thank you for standing by ladies and gentlemen and welcome to the Crude Carriers conference call on the First Quarter 2011 financial results.  We have with us Mr. Ioannis Lazaridis, President and Mr. Jerry Kalogiratos, Chief Financial Officer of the company.  At this time all participants are in a listen-only mode.  There will be a presentation followed by a question and answer session at which time if you wish to ask a question, you will need to press *1 on your telephone keypad.

As you know, earlier today the company report its financial results for the first quarter of 2011 and the press release has been posted onto the Crude Carriers website at the www.crudecarrierscorp.com.  There are also slides supporting today’s presentation available on the website.  If you don’t have access to the internet or would like a copy of the release faxed or emailed to you, please contact Capital Link at 212-661-7566.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Please also note that the slides of the webcast presentation are user controlled and each participant can click on the proper button on the webcast screen to move to the next or the previous slide on your own.  I would remind everybody that the conference call today would include some forward-looking statements that are subject to certain risks and uncertainties which are detailed in our registration statement on Form F-1.

Please also review the forward-looking statements included in the supporting slides.  These, and other forward-looking statements, are mainly based on management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the partnership.  The company cautions that the forward-looking statements are not guaranteed and that actual results could differ materially from those expressed or implied in the forward looking statement.

In addition, non-GAAP financial measures, as defined by the SEC may be discussed on this call.  To comply with SEC rule reconciliation of non-GAAP financial measures have been attached to this morning’s release.  I must advise you that this conference call is being recorded today on Friday, May the 13th the year 2011.  We now pass the floor to one of your speakers today, Mr. Lazaridis.  Please go ahead sir.

Ioannis Lazaridis
Thank you and thank you for joining us today for the First Quarter results presentation.  As a reminder we will be referring to the supporting slides available on our website as we go through today’s presentation.  I would like to start with the presentation.  Starting with slide 1, I would like to start with the presentation of the First Quarter 2011 results.

In the First Quarter 2011, first financial results we announced today a cash dividend of 25 cents per share.  We are pleased to continue paying attractive dividends to our shareholders despite the weak crude tanker spot market environment.  The company posted a net loss for the quarter of half a million dollars or 3 cents per share, as a result of the weak market.  Our average daily earnings for our two VLCCs and our three Suezmaxes during the quarter amounted $30,050 and $18,536 respectively after forming the market segments.  Importantly, later in the call, we will further review the definitive merger agreement with Capital Product Partners leased and announced last week.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Turning to slide 2, revenues for the quarter amounted to $12.8 million as spot rates remained closed to historical lows for the quarter.  Our revenues include approximately $1 billion in profit share earned by our vessels trading under the Shell spot index-linked time charters.  Total voyage and vessel operating expenses for the quarter amounted to $6.4 million dollars of which 2.3 million were void expenses related to the Miltiadis II and comprising mostly of banker coasts.  Operating expenses for the quarter were $3.9 million and general and administrative expenses were 1.6 million of which half a million dollars was a non-cash charge related to the omnibus incentive composition plan introduced in August 2010.  Internet expense and signage cost for the first quarter but 2011 was $1.3 million principally and related to the $134.6 million outstanding debt drawn under our $200 million revolving credit facility.

Turning to slide 3, our board had declared a quarter dividend of 25 cents per share for the first quarter.  The dividend is payable on June, 1st to all shareholders of record on May 23rd including the First Quarter 2011 dividend, the company has declared in the Fourth Quarter since our March 2010 IPO $1 and a quarter in dividends was stabilised a yield of 6.6% at the IPO price.

Turning to slide 4, Crude Carriers continues to enjoy a strong balance sheet with total indebtedness of $134.6 million which represents approximately 30 to 35% leverage at today’s asset values.

Turning to slide 5 and the crude tanker market overview.  Our VLCC and Suezmax fleets outperformed the TD3 and TD5 industries for the quarter which are of particular interest to us as four out of our five vessels are trading under spot industry time charters with Shell including a profit-sharing arrangement.  We are pleased to see that as a result of our commercial arrangements as well as the high specification of our vessels, our fleet earnings have consistently outperformed the particular industries every quarter since our IPO and have performed very favourably compared to the overall market.

Quarterly spot earnings for crude tankers continue to remain close to historically low levels forth season and the demand driven spikes and rates during the quarter tended to be short-lived as the increase tonnage supply have higher value prices pushed rates downwards.  [March] so the highest average sport charter rates almost year for both VLCC and Suezmaxes.  However, the increase vessel supply caught up with demand from April onwards and, as a result, spot earnings reversed to the depressed levels of the previous months.  The IA decreased slightly, it’s the [month 07:04] projections for 2011 due to the persistent high prices and weaker IMF GDP projections for advanced economies to $89.2 million barrels per day in 2011 or $1.3 million barrels per day higher compared to 2010.  Analysts expect this to translate to sole demand of crude tankers in the region of 3% as demand for crude oil single transportation is expected to be driven predominantly from non-OECD countries with China and India leading the way.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

The nominal crude tanker order book has remained effectively the same as no new orders have been placed over the last few months, while slippage year-to-date is estimated north of 25% as the current market conditions force owners to postpone or cancel their new building orders.  The contract values of a large number of crude vessels, new buildings to be delivered this year and next continue to be considerably higher than current market valuations and bank finance terms remain challenging for many owners.

Turning to slide 6, asset prices have under pressure relative to the third quarter of last year but compare favourably to our average VLCC and Suezmax acquisition prices of $96.5 million and $68 million respectively.  While activity in the crude tanker [unclear 08:38] market remains limited, three to five year employment time charters command a substantial premium over shorter term employment reflective orders and charterer’s expectations of an improving spot market in the medium to long run.  Currently, analysts estimate that earnings under the five-year VLCC and Suezmax time charter contract are $33 to $34, 000 per day and $26,000 per day respectively which is towards the bottom end of the historical range.

Turning to slide 7, Crude Carriers announced on May 5th, 2011 that it entered into a definitive agreement to merge with Capital Product Partners LP.  Under the terms of the merger agreement CPLP would acquire Crude Carriers in the unit for share transaction with Crude Carriers’ shareholders receiving 1.56 CPLP common units for each Crude Carriers’ share.  Based on the CPLP closing unit price of $11.27 on May 4th 2011 and the 1.56 exchange ratio, the transaction is valued at $17.58 per Crude Carrier share which is a substantial premium of 35.3% to the Crude Carriers’ closing share price of $12.99 on May 4, 2011.  Based on vessel appraisals received by the company from independent ship brokers as of March 31, 2011 the $17.58 per share transaction value paid to Crude Carriers shareholders is in the excess of the company’s net asset value per share calculated at the mid-point of those appraisals.

The merger was negotiated by certain of the members of the company’s independent director’s committee, have negotiated the terms of the merger agreement, approved the transaction and recommended it to the Company’s board of directors which in turn unanimously approved the transaction.  CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership with its common units trading in the NASDAQ global market.  CPLP currently pays a distribution of 23-25 cents per common unit per quota or 93 per common unit on an annualised basis.  Importantly, CPLP will remain a corporation for US tax purposes and accordingly holders of CPLP common units will continue to receive Form 10.99 information.  The transaction is subject to customary closing conditions including a class hold by the holders of common stock of crude.  The crude management team and Crude Carriers’ investment Corp, holder of all the class D common stock have entered into a support agreement pursuant to which they agreed to vote the shares in favour of the transaction.  The expected closing of the merger is in the third quarter 2011.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Turning to slide 8, we believe that the merger with CPLP represents an attractive proposition for the crude shareholders given the 93 cents annual distribution guidance of CPLP and the 1.56 units for share exchange ratio, the Crude shareholders are likely to receive $1.45 cents in annual distribution for each Crude share which represents a double digit yield at this point.  We believe that the potential market recovery can provide further for improved distribution growth for our unit holders.  The merger will also allow the shareholders of Crude Carriers to become part of the new CPLP which will run as the fifth largest company in terms of market capitalisation in the US public market with a free float in excess of a half a billion dollars.  This should allow the company better access to the capital markets, which in turn should potential translate to enhanced growth opportunities and better access to accretive transactions.  The merger will also allow the refinancing of the $134.6 million drawn under the revolving credit facility under more favourable terms.

Turning to slide 9, as was stated in the previous slide, you can see in the chart performance CPLP will run as the fifth largest US listed company in the sector with the youngest fleet.

Turning to slide 10, you can see that following the completion of the merger CPLP unit holders will hold approximately 65% of the combined entity and Crude shareholders will hold approximately 35%.  As a result of the two transactions the shareholders of the two transactions, the shareholders of capital maritime manager will hold approximately 32% of the combined entity including its general partner interest.

Slide 11 shows the combination of the two companies will result in the new entity becoming the leader in the product and crude tanker sectors owning a large diversified ultra-modern high specific [Asian] tanker fleet.  The combined fleet will be commercially and technically managed by our sponsor, Capital Maritime, which will allow the new CPLP to benefit from Capital Maritime’s strong relationships with oil major and major traders.  It also benefits from Capital’s established safety and technical track record in both the product and crude tanker sectors.  The new CPLP will also continue to benefit from Capital Maritime’s cost efficient high quality technical management.  Strategically we will leverage the relationship with our sponsor in order to gradually reduce crude spot market exposure of the next 6 to 18 months.  As the crude tanker improves and opportunities arise by entering into fixed fee charters.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

As we stated earlier, three to five year time charters have commanded a substantial premium of a shorter term of employment, which we believe is an opportunity for the pro-forma CPLP to benefit from Capital Maritime’s qualifications for long-term business with oil majors allowing it to be one of the limited number of companies to access significant long and medium-term time charter opportunities.

On slide 12, you can see the pro-forma fleet of CPLP subject to the successful completion of the merger.  The combined fleet will be 2.2 million dead weights of size and it will be consisting of two VLCC, four Suezmaxes, 18 Emma product tankers; 2 smaller product tankers; and 1 Capesize dry cargo vessels with an average age of 3.2 years; the youngest fleet amongst the US listed tanker companies.  It will also boast a portfolio of highly reputable charters including oil majors such as Shell, BP, Petrobras, Time-ex and established operators such as [Oil Sea] and Capital Maritime.  We’re excited about the merger, which we believe is to be to the benefit of Crude and its shareholders due to the transaction economics and its attractive dividend yield.  The new entity will create a well defined target company in the product and tanker space which we expect to have a greater access to the capital markets and will be able to better capitalise on growth opportunities in both the crude and product tanker sectors, supporting long-term distribution growth.  Thank you and now we will like to open the call to questions.

Questions and Answers

Operator
Thank you sir, ladies and gentlemen we will now begin the question and answer session.  If you wish to ask a question, please press *1 on your telephone and wait for your name to be announced.  If you wish to cancel your request, please press the # key.  Once again, that’s *1 if you wish to ask a question.  Your first question comes from Michael Webber from Wells Fargo.  Please go ahead.

Michael Webber  -Wells Fargo
Good morning guys, how are you?

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Ioannis Lazaridis
Hi Mike, how are you?

Michael Webber – Wells Fargo
Good, just a handful of questions on the merger.  I don't think I caught it on you prepared remarks, but can you give any idea in terms of timing and a non-affiliated vote sometime in the next three to six months?

Ioannis Lazaridis
We expect vote to take place in early third quarter.

Michael Webber  – Wells Fargo
Early Q3.  How did that match up against, I guess the amortization timing on that facility and is there any sort of gap there?

Ioannis Lazaridis
No, the amortization after we exercised the term-out option will be from September onwards.

Michael Webber  – Wells Fargo
Alright that make sense. I need a high level, helping me think about this from the Crude Carriers perspective, obviously crude tanker fundamentals are pretty weak at this point, but if we fast forward to 2012/2013 probably certainly looking at a better environment so I'll combine the fleets and be supported by the [MR] cash flow to this point seems like a positive towards the 2012/2013 for our timeframe.  Maybe the [MRs] and that cash you are getting CPLP might act as a bit of a drag from a cash per share perspective.  Is there any help to think about the timing here and why, I guess, this makes sense fro Crude shareholders given the fact that we're probably moving into a better time in a crude tanker market over those years.

Ioannis Lazaridis
I think the major economics support the transaction, as I mentioned earlier Capital Products has a set distribution guidance of 93 cents which would translate given the exchange ratio of 1.56 to the equivalent of $1.45 for Crude shareholders.  We believe that on the balance of the assumptions that underpin this guidance which are based on overall below average rates.  We believe that when the markets recover as the long-term fundamentals remain good the Crude shareholders will be able to enjoy first entry point which gives them a double digit dividend yield and sold distribution growth long-term.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Michael Webber – Wells Fargo
Alright, thanks.  That's helpful and I guess turning to your current operations it looks like you VLCCs outperformed the market and most of your competition.  Should we just attribute that to the higher utilization associated with the index charters or is that a difference of a revenue recognition if you're going on in the quarter or is it just solid performance?

Jerry Kalogiratos
Hi Michael, it's Jerry.

Michael Webber – Wells Fargo
Jerry.

Jerry Kalogiratos
Utilisation is definitely part of this, as you mentioned the commercial arrangements we have with sale mean that the vessels are effectively utilized 100% and this is very important in the market environment that we're facing today.  I think as we have discussed in the past.  This big consumption characteristics of our vessels are also quite important as they tend to be economical and in given current banker prices, this is also quite important when it comes to these fee earnings.

Michael Webber – Wells Fargo
Okay, that's helpful.  Just finally, Ioannis you mentioned the transition the [unclear] exposure over to some sort of period of employment, potentially post-merger.  When you guys had your initial conversation with these charterers, did they seem open to fixed rate charters of profit-sharing?  Is there a chance of you just rolling these charters over with the same counterparties and just augmenting the current charters or do you think you'll just go back out into the market and find somebody new.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Ioannis Lazaridis
I think what we said in the next six to eighteen months, gradually as the opportunities arise and as the market recoveries we will fix these crude vessels into fixed period contracts, so this is going to be a gradual process.  As we mentioned earlier, the rates today are towards the bottom end of the historical [gains] when it comes to period we're optimistic about the fundamentals but gradually as we enter into firm discussions we will make the necessary announcements.

Michael Webber – Wells Fargo
Alright, that's I'll turn it over.  Thank you guys.

Ioannis Lazaridis
Thank you.

Operator
Your next question comes from Ken Hoexter from Merrill Lynch.  Please go ahead.

Scot Webber – Merrill Lynch
Hi thanks, it's Scot Webber in for Ken.  Ioannis, when you think about a combined CPLP and Crude and just thinking about the current market and where asset values are today, which market do you think provides a better a opportunity for growth.  Is it in product tankers or in crude tankers moving forward?

Ioannis Lazaridis
Well, if I understand your question, I think when it comes to the potential for growth overall we will judge that on the merits of how that will contribute to future distribution growth.  When it comes to the asset prices, we don't give forecasts, but you can see that asset prices overall even if the market in crude has been quite soft since, let's say, the late Summer, you have seen that they have held up overall compared to the point at which we bought the vessels.  Product prices to date have been improving on the back of better product tanker fundamentals.

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Scot Webber – Merrill Lynch
Yes, I guess my question is more just in thinking about looking forward if combined entity is grow, where you would expect that growth to be.

Ioannis Lazaridis
That's what I tried to answer with my first response.  It depends the charter that will be available and we will judge its transaction individually either crude or product and the criteria there is how these will be accretive to the distributive growth, so it can be…

Scot Webber – Merrill Lynch
Then following up on your comment about asset values, I mean we just haven't seen that many transactions in the crude tanker market lately.  Especially for VLCCs, the asset values have not fallen as dramatically as rate.  Do you expect asset values to drop in the coming months further or do you expect them to remain more flat with a few isolated and distressed sales?

Jerry Kalogiratos
As you know the players in the crude tanker market are few and most of them are quite strong.  There have been a few isolated transactions over the last couple of months include the sale of three Korean VLCCs to Maersk Lines.  They, as you correctly pointed out they tend to establish an asset level for a resale VLCC anywhere between a 100 and a 105 million.  What we see going forward is that there is a lot of liquidity.  A number of the established players that are willing to consider purchases at this levels and if anything we expect few candidates to be on that market [unclear] transaction to take place.  However, if the current market environment persists it would be difficult to see the medium to long-run asset prices remaining where they are.

Scot Webber – Merrill Lynch
Okay.  Great Jerry, thanks a lot.   Thanks guys.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Operator
Thank you, your next question comes from the line of Jim Devlin from Henley & Co.  Please go ahead

Jim Devlin – Henley & Co

Yes, I have two question one brief. You guys, I mean pretty newly public I guess less than a year and kind of a sex appear to the story was the newness of the fleet.  These are pretty brand new, well relatively new vessels.  Can you give me the total fleet age in months…?

Ioannis Lazaridis
That total…

Jim Devlin – Henley & Co
…in this transaction.

Ioannis Lazaridis
The total fleet age of the combined fleet will be 3.2 years, the Crude fleet is 1.9 years, but together with Products is getting to 3.2 years.  The new fleet will have 2.2 million dead weight tons of capacity combined.

Jim Devlin – Henley & Co
Okay great and then my second question is, in the last paragraph of the release this morning.  You mentioned a longer term, three and five-year charters fixed are substantially higher than current day rates.  If you guys decided to take or Capital Partners decided to take a more prudent look from a cash flow perspective than a dividend perspective.  That opportunity seemed to lock three to five-year charters in it, those types of rate environments.  Incrementally what would that add to EBITDA from where we are right now?

Ioannis Lazaridis
We don't give projections, I'm afraid, but severally compared to the levels that the vessels made in the quarter, the numbers that I have told you are a few thousand dollars better, but once the eventual charters may be and at what levels we will fix depends also on the terms under which we negotiate them i.e. they have profit share or not.  At the same time, as I mentioned, this fixtures will not necessarily take place today as the market is historically at a low level, but we expect in the next six to eighteen months, as the markets recover to be fixing gradually the Crude vessels which are today on spot over longer-term period.

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05/13/2011	CRUDE CARRIERS-FIRST QUARTER 2011 FINANCIAL RESULT

Jim Devlin – Henley & Co
Okay.  Great guys, thank you.

Ioannis Lazaridis
Thanks.

Operator
Once again, ladies and gentlemen, if you wish to ask a question please press *1 on your telephone and wait for your name to be announced.  If you wish to cancel your request, please press the # key. We've got another question from the line of Ken Hoexter from Merrill Lynch, please go ahead.

Ken Hoexter – Merrill Lynch
Ioannis, it's Ken just following up a bit with a quick one.  If your vessels continue to get premium  rates on the market.  When you go to do some of the se long term charters with them, can you get a premium relative to the charter market as well?

Ioannis Lazaridis
It depends on the particular terms of the agreements; we may have profit share, we may not have profit share.  At this point it is difficult to speculate but these are attractive assets with good characteristics, high specification and good characteristics to speed consumption so I think that when we discuss with the charterers under more firm terms, I think that we're optimistic and will be able to get good terms.

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Ken Hoexter – Merrill Lynch
Actually, I'm going to do another follow-up if I can.  The fleet, the Capital Maritime fleet, are there others that, you kind of combined these.  You've obviously got a lower debt leverage than you had before in terms of the whole because of Crude's lower debt leverage.  Can you, are there other vessels you'd look to drop down from Maritime in the near term?

Ioannis Lazaridis
Maritime has a product that CPLP has an option and also potentially there can be another VLCC but what we'll see how that goes.  As I mentioned to you in a different question, we judge any acquisition either from the sponsor or from anybody else based on how accretive they would be on the distribution.

Ken Hoexter – Merrill Lynch
Okay, thanks Ioannis.

Ioannis Lazaridis
Thanks, Ken.

Operator
Once again, ladies and gentlemen, that's *1 if you wish to ask a question. There are no further questions gentlemen, I'll hand the conference back over to yourself or any closing comments.  Thank you.

Ioannis Lazaridis
Thank you everybody.  In case you would like to discuss further, please do not hesitate to contact Jerry or I.  In the meantime thank you very much.

Operator
Ladies and gentlemen, that does conclude our conference for today.  Thank you all for participating, you may now disconnect.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between Crude Carriers Corp. (“Crude”) and Capital Product Partners L.P. (“CPLP”) will be submitted to the shareholders of Crude for their consideration.  CPLP may file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents, including a proxy statement of Crude.  If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders’ meeting at which the proposed business combination will be voted upon.  The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Crude and CPLP, the business combination and related matters including the terms and conditions of the transaction.  INVESTORS AND SECURITY HOLDERS OF EACH OF CRUDE AND CPLP ARE URGED TO READ THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about Crude and CPLP, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Crude will be available free of charge on Crude’s website at www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude’s Investor Relations Department at +30 210 4584 950.